Exhibit 99.2

BRF — BRASIL FOODS S.A.

Publicly-Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

EXTRACT MINUTES OF THE 11TH /2009 ORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

DATE, PLACE AND TIME: December 17 2009 at 8:30 a.m. at Av. Escola Politécnica, 760 in the city and state of São Paulo. QUORUM: the majority of the members. CHAIR: Nildemar Secches, Co-Chairman and Luiz Fernando Furlan, Co-Chairman and Edina Biava, Secretary. RESOLUTIONS ADOPTED: 1. Approval of Interest on Shareholders’ Equity (dividends) to shareholders — The Board jointly with the Fiscal Council, resolved to approve the payment of R$ 100,000,000.00 (one hundred million reais), equivalent to R$ 0.22998523 per share of the free float with a withholding tax at source of 15%, with the exception of those shareholders that are immune/exempt, in the form of interest on shareholders’ equity to be incorporated in the mandatory dividends in accordance with the legislation in effect. Shareholders shall be eligible to receive dividends as of the record date of December 28 2009, the ex-stock dividend being December 29 2009 with payout on February 26 2010 on the basis of the adjusted pro-forma result. 2. Limits for Contracting Financial Operations — Renewal of Powers — Pursuant to subsection “5” of Section 19 of the Company’s Bylaws, the Board of Directors resolved to establish the maximum limits of 2.5% (two and a half percent) of the Company’s Shareholders’ Equity for each operation, and 20% (twenty percent) of the Shareholders’ Equity for total commitments to third parties, for contracting, by the Board of Executive Officers, loans and financing and for the rendering of real or personal guarantees, irrespective of specific authorization for such ends. Excluded from this limit and therefore not requiring authorization on a case by case basis from this Board of Directors are operations linked to the anticipation of revenues arising from trade finance operations, as for example, but not restricted to such, advances against export exchange contracts (ACC), prepayment of exports (PPE), import finance lines (off-shore loans), export credit notes (NCE)  and BNDES-EXIM lines. For the contracting of financing operations for development and expansion of the Company’s production capacity with development banks and organisms, for example — but not restricted to such - BNDES, FINEP, IFC,BNB - Board of Director approval shall always be required, these operations however not being included in the maximum limits established above. Pursuant to subsection “6” of Section 19 of the Bylaws, the Board of Directors also resolved to authorize the Board of Executive Officers to contract operations for protecting assets and liabilities (hedging) under the following conditions and specifications: (i) Objective of the hedge: protection of assets and liabilities reported in the balance sheet, as well as the company’s cash flow, exposed to market risks; (ii) Risk Factors: foreign exchange rate (US Dollar, Euro and Pound Sterling), interest rate (CDI, pre-fixed rate, Long Term Interest Rate (TJLP) and Libor) and agricultural commodities (corn, soybeans, soybean meal, live cattle); (iii) Authorized instruments: operations involving reciprocal assumption of liabilities through the exchange of financial positions (swaps), options, futures and forward over the counter or organized market operations; (iv) Limits: Individual contracting: maximum of 2.5% (two and a half percent) of the Company’s Shareholders’ Equity for each hedge operation, operations of more than 1.5% (one and a half percent) to be approved by the Chief Financial Officer jointly with the Chief Executive Officer; excluded from these limits, and therefore not subject to Board of Director authorization are the contracting of interest rate hedge transactions (“interest rate swap”), the objective of which is the optimization of borrowing costs, as well as the rendering of guarantees to companies controlled by the Company in the context of these operations. 3. Election of a Board Member — The Board recorded a vote of thanks for the work of the Board Director, Vicente Falconi Campos, accepting his resignation request. The Board resolved the investiture as his substitute/alternate, Roberto Faldini, Brazilian, married, Company Administrator, registered in the personal tax register (CPF) under number 070.206.438-68, ID number 3.182.138-8 SSP/SP, resident and domiciled in the city and state of São Paulo. 4. Other matters of Internal Interest to the Company. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the members of the Board of Directors present. Members of the Board of Directors: Nildemar Secches, Luiz Fernando Furlan, Co-Chairmen, Carlos Alberto Cardoso Moreira, Décio da Silva, Francisco Ferreira Alexandre, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho. São Paulo-SP, December 17 2009 (I hereby certify that this is a true copy of the original minutes drafted in Book 2 of the Minutes of the Ordinary and Extraordinary Minutes of the Company to folios 135 to 137).

NILDEMAR SECCHES	LUIZ FERNANDO FURLAN
Co-Chairman	Co-Chairman

CARLOS ALBERTO CARDOSO MOREIRA	DÉCIO DA SILVA

FRANCISCO FERREIRA ALEXANDRE	JOÃO VINICIUS PRIANTI

LUÍS CARLOS FERNANDES AFONSO	MANOEL CORDEIRO SILVA FILHO

RAMI NAUM GOLDFAJN	WALTER FONTANA FILHO

EDINA BIAVA

Secretary